Exhibit 99.1

Condensed Consolidated Interim Financial Statements of
Almaden Minerals Ltd.

Second Quarter Ended June 30, 2014
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd. for the six months ended June 30, 2014 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	June 30,	December 31,
	2014	2013

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	8,007,563	11,994,773
Accounts receivable and prepaid expenses (Note 4)	424,759	445,122
Marketable securities (Note 5)	1,509,372	1,058,661
Inventory (Note 6)	274,768	274,768
	10,216,462	13,773,324

Non-current assets
Investment in associate (Note 7)	9,382,681	9,447,497
Exploration and evaluation assets deposit (Note 10(e)(v))	-	138,929
Reclamation deposit	33,264	33,264
Contingent shares receivable (Note 8)	106,200	44,700
Property, plant and equipment (Note 9)	994,620	1,103,070
Exploration and evaluation assets (Note 10)	26,974,715	24,447,149
	37,491,480	35,214,609
TOTAL ASSETS	47,707,942	48,987,933

LIABILITIES
Current liabilities
Trade and other payables	549,970	1,097,158

EQUITY
Share capital (Note 11)	81,340,042	81,151,042
Reserves (Note 11)	11,028,345	10,210,168
Deficit	(45,210,415)	(43,470,435)
	47,157,972	47,890,775
TOTAL EQUITY AND LIABILITIES	47,707,942	48,987,933
Commitments (Note 16)

These consolidated financial statements are authorized for issue by the Board of Directors on August 12, 2014.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)
	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$
Revenue
Interest income	68,440	36,800	115,750	79,709
Other income	50,636	12,300	62,936	24,600
	119,076	49,100	178,686	104,309
Expenses
Impairment of exploration and evaluation assets	9,746	19,975	41,116	175,621
General and administrative expenses (Note 20)	481,019	429,554	1,127,517	1,032,063
Income on exploration and evaluation assets (Note 13)	(41,660)	-	(41,660)	(115,590)
General exploration expenses	145,345	168,596	305,225	350,770
Share-based payments	27,300	370,550	312,300	381,950
	621,750	988,675	1,744,498	1,824,814
Operating loss	(502,674)	(939,575)	(1,565,812)	(1,720,505)

Other (loss) income
Loss on investment in associate (Note 7)	(37,458)	(33,671)	(64,816)	(800,418)
Impairment of marketable securities (Note 5)	(41,666)	-	(122,666)	-
(Loss) gain on fair-value of contingent shares receivable (Note 8)	(6,450)	(54,600)	61,500	(195,300)
Gain on sale of marketable securities	-	18,865	-	19,509
Foreign exchange (loss) gain	(45,660)	8,136	(48,186)	15,637
Net loss for the period	(633,908)	(1,000,845)	(1,739,980)	(2,681,077)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale
financial assets, net of tax of nil	(3,078)	(666,738)	573,377	(1,485,601)
Reclassification adjustment relating to available-for-sale
financial assets disposed of in the period, net of tax of nil	-	(4,680)	-	(5,763)
Other comprehensive (loss) income for the period	(3,078)	(671,418)	573,377	(1,491,364)

Total comprehensive loss for the period	(636,986)	(1,672,263)	(1,166,603)	(4,172,441)

Basic net loss per share (Note 14)	(0.01)	(0.01)	(0.03)	(0.04)
Diluted net loss per share (Note 14)	(0.01)	(0.01)	(0.03)	(0.04)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)
	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$
Operating activities
Net loss for the period	(633,908)	(1,000,845)	(1,739,980)	(2,681,077)
Items not affecting cash
Loss on investment in associate	37,458	33,671	64,816	800,418
Depreciation	61,076	75,463	122,092	150,926
Gain on sale of marketable securities	-	(18,865)	-	(19,509)
Loss (gain) on fair-value of contingent shares receivable	6,450	54,600	(61,500)	195,300
Impairment of marketable securities	41,666	-	122,666	-
Income on exploration and evaluation assets	-	-	-	(115,590)
Impairment of exploration and evaluation assets	9,746	19,975	41,116	175,621
Share-based payments	27,300	370,550	312,300	381,950
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(38,883)	(116,055)	20,363	(61,065)
Trade and other payable	(292,010)	(421,244)	(547,188)	(662,891)
Net cash used in operating activities	(781,105)	(1,002,750)	(1,665,315)	(1,835,917)
Investing activities
Exploration and evaluation assets deposit	138,929	-	138,929	-
Net proceeds on sale of marketable securities	-	21,025	-	22,565
Property, plant and equipment
Purchases	(3,097)	-	(13,642)	(85,726)
Assets classified as held for sale	-	(65,693)	-	(65,693)
Mineral properties
Costs	(1,257,706)	(1,337,840)	(2,568,682)	(3,387,768)
Net proceeds	-	-	-	127,420
Net cash used in investing activities	(1,121,874)	(1,382,508)	(2,443,395)	(3,389,202)
Financing activities
Issuance of shares, net of share issue costs	121,500	91,000	121,500	172,550
Shares to be issued	-	4,125,000	-	4,125,000
Net cash from financing activities	121,500	4,216,000	121,500	4,297,550

Net cash (outflow) inflow	(1,781,479)	1,830,742	(3,987,210)	(927,569)
Cash and cash equivalents, beginning of period	9,789,042	13,729,097	11,994,773	16,487,408
Cash and cash equivalents, end of period	8,007,563	15,559,839	8,007,563	15,559,839
Supplemental cash and cash equivalents information - Note 15

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

			Shares to
	Share capital		be issued	Reserves
				Equity settled		Available-for-
	Number of			employee		sale financial	Total
	shares	Amount	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$	$	$	$	$	$	$

Balance, January 1, 2013	59,722,321	75,237,977	-	9,628,723	176,741	141,872	9,947,336	(37,113,826)	48,071,487
Shares issued for cash on exercise of stock options	145,000	172,550	-	-	-	-	-	-	172,550
Fair value of share options transferred to share capital
on exercise of options	-	97,650	-	(97,650)	-	-	(97,650)	-	-
Share-based payments	-	-	-	381,950	-	-	381,950	-	381,950
Shares issued pursuant to property acquisiton
agreement	250,000	537,500	-	-	-	-	-	-	537,500
Shares to be issued pursuant to private placement	-	-	4,125,000	-	-	-	-	-	4,125,000
Total comprehensive loss for the period	-	-	-	-	-	(1,491,364)	(1,491,364)	(2,681,077)	(4,172,441)
Balance, June 30, 2013	60,117,321	76,045,677	4,125,000	9,913,023	176,741	(1,349,492)	8,740,272	(39,794,903)	49,116,046
Shares issued for cash on exercise of stock options	75,000	51,000	-	-	-	-	-	-	51,000
Fair value of share options transferred to share capital
on exercise of options	-	39,000	-	(39,000)	-	-	(39,000)	-	-
Private placements and other	4,386,000	5,015,365	(4,125,000)	-	-	-	-	-	890,365
Finder's warrant issued pursuant to private placement	-	-	-	-	107,880	-	107,880	-	107,880
Total comprehensive loss for the period	-	-	-	-	-	1,401,016	1,401,016	(3,675,532)	(2,274,516)
Balance, December 31, 2013	64,578,321	81,151,042	-	9,874,023	284,621	51,524	10,210,168	(43,470,435)	47,890,775
Shares issued for cash on exercise of stock options	150,000	121,500	-	-	-	-	-	-	121,500
Fair value of share options transferred to share capital
on exercise of options	-	67,500	-	(67,500)	-	-	(67,500)	-	-
Share-based payments	-	-	-	312,300	-	-	312,300	-	312,300
Total comprehensive loss for the period	-	-	-	-	-	573,377	573,377	(1,739,980)	(1,166,603)
Balance, June 30, 2014	64,728,321	81,340,042	-	10,118,823	284,621	624,901	11,028,345	(45,210,415)	47,157,972

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

1.             Nature of Operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, United States and Mexico.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not yet determined whether these projects are economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.             Basis of Presentation

(a)           Statement of Compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board.

(b)           Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2013. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2013, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2014.

•	IFRIC 21 – Levies
•	Amendments to IAS 32 - Financial Instruments: Presentation

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

2.             Basis of Presentation (Continued)

(b)           Basis of preparation (continued)

IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments.  IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”).  IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.  There was no material impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

Amended standard IAS 32 Financial Instruments: Presentation (“IAS 32”) - Amendment to IAS 32 are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.  The Company determined that the adoption of the amendments to IAS 32 did not result in any change in the financial statements.

The following are the accounting standards issued but not yet effective, as of June 30, 2014.

(a)        Effective for annual periods beginning on or after July 1, 2014

(i)	Amended standard IFRS 2 Share-based Payment - The amendment to IFRS 2 re-defines the definition of “vesting condition.”
(ii)
Amended standard IFRS 3 Business Combinations - The amendment to IFRS 3 provide further clarification on the accounting treatment for contingent consideration, and provides a scope exception for joint ventures.

(iii)
Amended standard IFRS 8 Operating Segments - The amendments to IFRS 8 provides further clarification on the disclosure required for the aggregation of segments and the reconciliation of segment assets.

(iv)	Amended standard IFRS 13 Fair Value Measurement - The amendment to IFRS 13 provides further details on the scope of the portfolio exception.
(v)	Amended standard IAS 16 Property, Plant and Equipment - The amendment to IAS 16 deals with the proportionate restatement of accumulated depreciation on revaluation.
(vi)	Amended standard IAS 24 Related Party Disclosures - The amendment to IAS 24 deals with the disclosure required for management entities.
(vii)	Amended standard IAS 38 Intangible Assets - The amendment to IAS 38 deals with the proportionate restatement of accumulated depreciation on revaluation.

(b)        Effective for annual periods beginning on or after January 1, 2015

(i)	Amended standard IFRS 7 Financial Instruments: Disclosures - The amendments to IFRS 7 outline the disclosures required when initially applying IFRS 9 Financial Instruments.

(c)        Effective for annual periods beginning on or after January 1, 2017

(i)
New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

2.             Basis of Presentation (Continued)

(b)           Basis of preparation (continued)

(d)        Effective for annual periods beginning on or after January 1, 2018

(i)
New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement.  The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

3.             Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2013.

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2013.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the three and six month periods ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

4.             Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	June 30,	December 31,
	2014	2013
Accounts receivable	$350,913	$346,492
Excise tax receivable	28,663	39,538
Allowance for doubtful accounts	(79,485)	(79,485)
Prepaid expenses	124,668	138,577
	$424,759	$445,122

At June 30, 2014, the Company has recorded value added taxes of $1,109,737 (December 31, 2013 - $944,897) in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

5.             Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the six months ended June 30, 2014, the Company determined that $122,666 (June 30, 2013 - $Nil) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.             Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at June 30, 2014 is $2,259,844 (December 31, 2013 - $2,005,251).

7.             Investment in associate

Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain Mining Corporation (“Gold Mountain”) acquired 100% of the Elk gold deposit in Merritt, British Columbia and Almaden retains a 2% NSR (“Net Smelter Return”) royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166 and management’s best estimate of the fair value of the contingently issuable shares of $144,000.  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain’s loss during the three and six months ended June 30, 2014 in the amount of $37,458 and $64,816, respectively (three and six months ended June 30, 2013 – loss of $33,671 and $800,418, respectively). The fair value of the investment at June 30, 2014 is $2,942,500 (December 31, 2013 - $2,407,500).

The following table summarizes the financial information of Gold Mountain for its six months ended June 30, 2014 and its year ended December 31, 2013:
	June 30, 2014	December 31, 2013
Current assets	$2,087,607	$2,606,837
Non-current assets	$28,322,507	$28,529,408
Current liabilities	$52,101	$51,923
Non-current liabilities	$1,664,608	$1,664,608
Revenue	$2,245	$51,141
Net loss	$197,476	$311,190

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

8.            Contingent shares receivable

(a)           As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and

ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any bonus shares not released from escrow by April 30, 2016 will be cancelled.  The Company has recorded a contingent share receivable of $16,500 (December 31, 2013 - $13,500) based on management’s best estimate of the fair value of the common shares as at June 30, 2014 and a loss on fair value adjustment during the three months ended June 30, 2014 of $4,500 and a gain on fair value adjustment during the six months ended June 30, 2014 of $3,000 (three and six months ended June 30, 2013 – loss of $Nil and $90,000, respectively) in the statements of comprehensive loss during the six months ended June 30, 2014.

(b)           On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco.  In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares.  An additional 7 million common shares will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,

iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and

iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

The Company has recorded a contingent share receivable of $89,700 (December 31, 2013 - $31,200) based on management’s best estimate of the fair value of the common shares as at June 30, 2014 and a loss on fair value adjustment during the three months ended June 30, 2014 of $1,950 and a gain on fair value adjustment during the six months ended June 30, 2014 of $58,500 (three and six months ended June 30, 2013 – loss of $54,600 and $105,300, respectively) in the statements of comprehensive loss during the six months ended June 30, 2014.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

9.             Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2013	541,260	139,195	330,090	214,812	65,106	452,110	27,181	1,534,988	3,304,742
Additions	-	-	3,741	514	-	9,387	-	-	13,642
Disposals	-	-	-	-	-	-	-	-	-
June 30, 2014	541,260	139,195	333,831	215,326	65,106	461,497	27,181	1,534,988	3,318,384

Accumulated depreciation
December 31, 2013	418,088	127,816	288,001	146,856	58,976	312,233	27,181	822,521	2,201,672
Disposals	-	-	-	-	-	-	-	-	-
Depreciation	18,476	1,138	6,554	10,232	613	13,832	-	71,247	122,092
June 30, 2014	436,564	128,954	294,555	157,088	59,589	326,065	27,181	893,768	2,323,764

Carrying amounts
December 31, 2013	123,172	11,379	42,089	67,956	6,130	139,877	-	712,467	1,103,070
June 30, 2014	104,696	10,241	39,276	58,238	5,517	135,432	-	641,220	994,620

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

10.           Exploration and evaluation assets

	Tuligtic	El Cobre	ATW	Willow	Other Properties	Total
Exploration and evaluation assets	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2013)	1,232,765	47,261	46,451	148,254	13,045	1,487,776
Additions	-	-	-	-	-	-
Impairment of deferred acquisition costs	-	-	-	-	(1)	(1)

Closing balance (June 30, 2014)	1,232,765	47,261	46,451	148,254	13,044	1,487,775
Deferred exploration costs
Opening balance (December 31, 2013)	19,131,734	1,315,226	1,423,530	700,688	388,195	22,959,373
Costs incurred during the period
Drilling and related costs	661,000	-	-	-	-	661,000
Professional/technical fees	112,168	20,796	-	-	16,393	149,357
Claim maintenance/lease costs	123,996	31,295	8,098	620	53,789	217,798
Geochemical, metallurgy	198,538	-	-	-	-	198,538
Technical studies	564,718	-	-	-	-	564,718
Travel and accommodation	169,444	3,035	-	-	2,348	174,827
Geology, exploration	390,108	-	-	-	-	390,108
Supplies and misc.	9,391	-	-	-	530	9,921
Reclamation, environmental	33,420	-	-	-	-	33,420
Water exploration	4,155	-	-	-	-	4,155
Value-added tax	155,613	-	-	-	9,227	164,840
Impairment of deferred exploration costs	-	-	-	-	(41,115)	(41,115)
	2,422,551	55,126	8,098	620	41,172	2,527,567
Closing balance (June 30, 2014)	21,554,285	1,370,352	1,431,628	701,308	429,367	25,486,940
Total exploration and evaluation assets	22,787,050	1,417,613	1,478,079	849,562	442,411	26,974,715

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

10.          Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

                (a)           Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property located in Veracruz, Mexico to Goldgroup.  As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property. The Company owns a 100% interest in the El Cobre property.

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories, Canada through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(d)           Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada, U.S.A. by staking.

(e)           Other Properties

(i)            Nicoamen River
The Company staked and acquired a 100% interest in the Nicoamen River property.

                                (ii)           Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

                                (iii)          Merit
The Company acquired by staking a 100% interest in the Merit property.  During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest subject to certain terms and conditions.  Sunburst terminated the Option Agreement in 2013.

(iv)           San Jose
The Company purchased a 100% interest in the San Jose claim.  The Company recorded a write-down in the three and six months ended June 30, 2014 of $Nil and $213, respectively (three and six months ended June 30, 2013 - $23,679 and $23,874, respectively).

(v)            Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  In 2008, the purchase price was paid outright.  A bond in the amount of $138,929 (“Mineral property deposit”) to pay for the purchase of an NSR royalty was required to remain in place until the NSR is purchased.   The Company abandoned the claims in 2013 and the bond was released on June 3, 2014.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

10.              Exploration and evaluation assets (Continued)

(e)       Other (continued)

(vi)            Caldera
The Company acquired a 100% interest in the Caldera property by staking.  The Company recorded a write-down in the three and six months ended June 30, 2014 of $2,340 and $19,702, respectively (three and six months ended June 30, 2013 - $4,099 and $59,595 respectively).

(vii)            Other write-downs of interest in exploration and evaluation assets
During the three and six months ended June 30, 2014, the Company wrote down its interest in other exploration and evaluation assets in aggregate by $7,406 and $21,201, respectively (three and six months ended June 30, 2013 - $40,155 and $92,152, respectively).

11.          Share capital and reserves

(a)	Authorized share capital

At June 30, 2014, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)	Warrants

The continuity of warrants for the six months ended June 30, 2014 is as follows:

Expiry date	Exercise Price	December 31 2013	Granted	Exercised	Expired/ cancelled	June 30 2014
January 17, 2015*	$1.50	4,376,000	-	-	-	4,376,000
July 17, 2016	$1.50	186,000	-	-	-	186,000
		4,562,000	-	-	-	4,562,000
Weighted average
exercise price		$1.50	-	-	-	$1.50

*Expiry date is extended to July 17, 2016 and exercise price is increased to $1.80 per share if the warrants are not exercised by January 17, 2015.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

11.          Share capital and reserves (Continued)

(c)     Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At June 30, 2014, the Company had reserved 427,832 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the six months ended June 30, 2014 vested on the date granted.

The continuity of stock options for the six months ended June 30, 2014 is as follows:

Expiry date	Exercise price	December 31, 2013	Granted	Exercised	Expired/ cancelled	June 30, 2014
May 4, 2014	$2.18	65,000	-	-	(65,000)	-
July 13, 2014	$1.96	170,000	-	-	(20,000)	150,000
November 22, 2014	$2.53	60,000	-	-	-	60,000
November 25, 2014	$0.81	150,000	-	(150,000)	-	-
January 4, 2015	$1.14	970,000	-	-	-	970,000
February 22, 2015	$2.26	20,000	-	-	-	20,000
April 25, 2015	$1.67	25,000	-	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
May 6, 2016	$1.51	-	65,000	-	-	65,000
June 8, 2016	$3.29	2,270,000	-	-	-	2,270,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
May 4, 2017	$2.18	225,000	-	-	-	225,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	90,000	-	-	-	90,000
June 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	-	375,000	-	-	375,000
Options outstanding and exercisable		5,840,000	440,000	(150,000)	(85,000)	6,045,000
Weighted average exercise price		$2.38	$1.24	$0.81	$2.13	$2.34

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

11.          Share capital and reserves (Continued)

(c)     Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the six months ended June 30, 2014, calculated using the Black-Scholes model at grant date, are as follows:

			Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
375,000	January 2, 2014	$1.30	1.43%	5	68.01%	$Nil
65,000	May 6, 2014	$0.42	1.08%	2	52.61%	$Nil

12.          Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer.  The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended June 30,				Six months ended June 30,
	2014		2013		2014		2013

Salaries, fees and benefits	$172,500	(i)	$172,500	(i)	$345,000	(i)	$345,000	(i)
Share-based compensation	-		340,250	(ii)	285,000	(iii)	340,250	(ii)
Director’s fees	-		-		48,000		48,000
	$172,500		$512,750		$678,000		$733,250

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $60,000 and $120,000, respectively, during the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 - $60,000 and $120,000, respectively) for geological services provided to the Company and is recorded in general exploration expenses.

(ii)
Comprised of options granted pursuant to the Company’s stock option plan. The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 4, 2013 grant date.  The value of 250,000 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date.

(iii)
Comprised of 375,000 options granted pursuant to the Company’s stock option plan. The value of the option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date. All options vested upon grant.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

12.          Related party transactions and balances (Continued)

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)
Almaden owns a 50% interest in this company which holds title in trust for a mineral property.

ii)  Other

(a)
During the three and six months ended June 30, 2014, no payments were paid to Hawk Mountain for marketing and general administration services provided by the spouse of the Chairman (three and six months ended June 30, 2013 - $3,000 and $6,300, respectively).

(b)
During the three and six months ended June 30, 2014, the Company employed the Chairman’s daughter for a salary of $9,650 and $16,900, respectively, less statutory deductions (three months ended June 30, 2013 - $7,250 and $14,500, respectively) for marketing and administrative services provided to the Company.

13.          Income on exploration and evaluation assets

Income on exploration and evaluation assets is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Sale of Dill property	$-	$-	$-	$30,000
Sale of Fuego property	-	-	-	85,590
Other	41,660	-	41,660	-
	$41,660	$-	$41,660	$115,590

Recorded in Other is a reduction of the December 31, 2013 accrual reversing previous years’ recovery of exploration costs as a result of a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in British Columbia, Canada.

14.           Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended June 30, 2014 was based on the loss attributable to common shareholders of $633,908 (June 30, 2013 - $1,000,845) and a weighted average number of common shares outstanding of 64,578,321 (June 30, 2013 – 60,050,288).

The calculation of basic net loss per share for the six months ended June 30, 2014 was based on the loss attributable to common shareholders of $1,739,980 (June 30, 2013 - $2,681,077) and a weighted average number of common shares outstanding of 64,578,321 (June 30, 2013 – 59,953,371).

The calculation of diluted net loss per share for the three and six month periods ended June 30, 2014 and 2013 did not include the effect of stock options and warrants as they are anti-dilutive.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

15.         Supplemental cash flow information

               Supplemental information regarding non-cash transactions is as follows:

(a)	Supplemental information regarding non-cash transactions is as follows:

	June 30, 2014	June 30, 2013
Investing activities
Fair value of share options transferred to share capital on exercise of options	$-	$97,650
Shares received on sale of Dill property	-	5,000

(b)	Supplemental information regarding the split between cash and cash equivalents is as follows:

	June 30, 2014	December 31, 2013

Cash	$1,507,513	$1,694,723
Term Deposits	6,500,050	10,300,050
	$8,007,563	$11,994,773

16.          Commitments

The Company has entered into an operating lease for office premises through 2016.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at June 30, 2014, the remaining payments for the executive contract and the operating lease are due as follows:

	2014	2015	2016	2017	2018	Total

Office lease	$74,082	$148,164	$12,347	$-	$-	$234,593
Executive contracts	252,500	505,000	505,000	505,000	505,000	2,272,500
	$326,582	$653,164	$517,347	$505,000	$505,000	$2,507,093

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

17.           Financial instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)       Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at June 30, 2014, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$228,716	$420,942
Accounts receivable and prepaid expenses	67,179	25,694
Total assets	$295,895	$446,636

Trade and other payables	$42,644	$46,350
Total liabilities	$42,644	$46,350

Net assets	$253,251	$400,286

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $23,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $42,000.

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company’s excise tax consists primarily of sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at June 30, 2014, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

17.          Financial instruments (Continued)

(c)       Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)       Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $80,000.

(e)       Commodity price risk
The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $23,000.

(f)       Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$1,509,372	$-	$-	$1,509,372

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

18.          Management of capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

19.           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has exploration and evaluation assets and property, plant and equipment in the following geographic locations:

	June 30,	December 31,
	2014	2013

Canada	$2,437,394	$2,562,469
United States	849,565	848,945
Mexico	24,682,376	22,138,805
	$27,969,335	$25,550,219

The Company’s revenues were primarily earned in Canada primarily from interest income on corporate cash reserves and investment income.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the six months ended June 30, 2014
Presented in Canadian dollars

20.            General and administrative expenses

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Professional fees	$96,185	$54,352	$185,486	$140,395
Salaries and benefits	131,225	129,209	267,323	261,735
Travel and promotion	81,187	38,553	203,576	109,857
Depreciation	61,076	75,463	122,092	150,926
Office and license	43,643	39,291	84,389	91,651
Rent	44,861	41,977	88,732	83,338
Stock exchange fees	-	19,764	77,826	87,070
Insurance	16,599	25,194	39,824	49,354
Transfer agent fees	6,243	5,751	10,269	9,737
Directors fees	-	-	48,000	48,000
	$481,019	$429,554	$1,127,517	$1,032,063

21.          Subsequent events

On August 1, 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000.   Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015.  A finder’s fee of $107,400 in cash and finder’s warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement.